On April 27, 2018, Fidelity Global Strategies Fund, a series of Fidelity Salem Street Trust, transferred all of its shares to Fidelity Asset Manager 60%, a series of Fidelity Charles Street Trust solely in exchange for shares of Fidelity Asset Manager 60%, and the assumption by Fidelity Asset Manager 60% of Fidelity Global Strategies Fund's liabilities, and such shares of Fidelity Asset Manager 60% were distributed constructively to shareholders of Fidelity Global Strategies Fund in complete liquidation and termination of Fidelity Global Strategies Fund. The transaction was approved by the Board on September 14, 2017.